

August 23, 2012

Via Facsimile
Rui de Britto Alvares Affonso
Chief Financial Officer
Companhia de Saneamento Basico do Estado de Sao Paulo - SABESP
Federative Republic of Brazil
Rua Costa Carvalho, 300
05429-900 Sao Paulo, SP, Brazil

    Re: Companhia de Saneamento Basico do Estado de Sao Paulo - SABESP
             Form 20-F for the Fiscal Year Ended December 31, 2011
             Filed April 30, 2012
             File No. 1-31317

Dear Mr. Affonso:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 62
Results of Operations, page 68
Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 68

1. We note your discussion of the consolidated operating results in this section. In that regard, please consider providing a more insightful discussion related to your operating segments so that investors can better understand the performance of your underlying businesses and your business as a whole. Refer to SEC Release No. 33-8350.

Report of Independent Registered Public Accounting Firm, page F-10

2. We cannot locate your auditors' report in the filing. As such, please amend your Form 20-F to provide a complete audit report. Refer to the Form 20-F Instructions to Item 8.A.2 and Article 2 of Regulation S-X.

Operations, page F-16

3. Refer to the third paragraph. We note your disclosure of temporarily discontinued operations in the municipalities of Aracoiaba da Serra, Ipero, Cajobi, Alvaro Florense and Macatuba due to judicial orders under ongoing lawsuits. In this regard, please tell us and clarify in your disclosures the time horizon of your reference to "temporarily" and how you consider whether IFRS 5 would apply in your situation in terms of reporting discontinued operations.

19. Operating Segments, page F-89

4. It appears that you characterized the revenues and expenses of your construction services business as the adjustments to reconcile to the corresponding amounts on the face of the consolidated financial statements. We also note that the revenues and expenses are exceeding the quantitative thresholds pursuant to paragraph 13 of IFRS 8 for segment reporting. In that regard, we are unclear why you did not consider your construction services business as a separable reportable segment. Please explain. Refer to paragraphs 5 to 10 of IFRS 8.

Exhibit12.1 and 12.2

5. Refer to response to comment 21 of your letter to the Staff dated January 19, 2011 where you agreed to delete the title of the officer from the first sentence of each certification. We note you have not complied with our prior request. Please amend to revise your certifications. The wording in each certification should be in the exact format provided by the Instructions as to Exhibits of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief